U.S. Administration's Nuclear Executive Orders
Help Fast Track Snow Lake's Pine Ridge Uranium Project Development Timelines

Winnipeg, Manitoba, Canada, May 27, 2025 - Snow Lake Resources Ltd., d/b/a Snow Lake Energy (Nasdaq: LITM) ("Snow Lake"), a uranium exploration and development company, highlights the U.S. Administration's four executive orders (the "Nuclear Executive Orders") signed on May 22, 2025, designed specifically to accelerate the deployment of nuclear energy in the U.S. as the AI arms race between the U.S. and China heats up, and which will help fast-track Snow Lake's Pine Ridge uranium project development timelines.

Highlights

  The Nuclear Executive Orders are designed to
  Accelerate the deployment of nuclear energy in the U.S.
  Deploy advanced nuclear reactor technologies, including SMRs
  Quadruple nuclear energy in the U.S. by 2050
  Reinvigorate the nuclear industrial base, including uranium mining and enrichment
  Combined with all previous Executive Orders on critical minerals, these orders will:
  Dramatically increase global demand for uranium
  Accelerate U.S. domestic uranium mining
  The AI arms race between the U.S. and China continues to heat up, and is driving massive:
  Investments in data centres to drive the AI revolution
  Demand for nuclear energy to power data centres
  Demand for uranium, including new uranium mines, to power nuclear reactors
  Acceleration of Pine Ridge Uranium Project Development Timelines
  The Executive Orders have the potential to fast-track Pine Ridge through development into production, and
  Provides incentives to aggressively advance project development permitting and timelines

CEO Remarks

"The U.S. Administration has now set the stage to aggressively jump-start the long-awaited nuclear renaissance" said Frank Wheatley, CEO of Snow Lake.

"The four nuclear executive orders issued last Friday leave no doubt about the U.S.'s intentions to both lead and dominate global nuclear energy.  The effect of these orders will be to dramatically increase global demand for uranium.  Simply put, the world needs more uranium mines.

These Executive Orders hold the potential to fast-track and accelerate our development timelines for Pine Ridge.  While we methodically move through the various development phases based on results from each phase, we intend to take advantage of these tailwinds and government support to try and bring Pine Ridge into production sooner than previously anticipated.

Our Pine Ridge uranium project is located in the prolific Powder River Basin in Wyoming and is a potential Tier-1 uranium asset primed for rapid development.  We will soon be initiating an aggressive 125,000 ft. drill program, designed to generate a maiden mineral resource estimate by the end of 2025."

Mr. Wheatley continued: "With the AI arms race in full swing between the U.S. and China, the demand for nuclear energy will only increase, as will the demand for uranium.  As the U.S. focuses on accelerating domestic production of uranium, we feel we have a uranium asset that provides us with a unique opportunity to actively participate in achieving the U.S. Administration's nuclear renaissance, as well as creating significant shareholder value."

U.S. Administration Executive Orders

Since the U.S. Administration took office in January, it has issued a series of Executive Orders setting out U.S. policy with respect to national and energy security, including nuclear energy, the nuclear industrial industry, regulatory oversight, nuclear reactor testing, enrichment, critical minerals, domestic supply chains, streamlining permitting, and accelerating the domestic production of critical minerals.

These Executive Orders include:

  Deploying Advanced Nuclear Reactor Technologies for National Security1
  Ordering the Reform of the Nuclear Regulatory Commission2
  Reforming Nuclear Reactor Testing at the Department of Energy3
  Reinvigorating the Nuclear Industrial Base4

1 https://www.whitehouse.gov/presidential-actions/2025/05/deploying-advanced-nuclear-reactor-technologies-for-national-security/

2 https://www.whitehouse.gov/presidential-actions/2025/05/ordering-the-reform-of-the-nuclear-regulatory-commission/

3 https://www.whitehouse.gov/presidential-actions/2025/05/reforming-nuclear-reactor-testing-at-the-department-of-energy/

4 https://www.whitehouse.gov/presidential-actions/2025/05/reinvigorating-the-nuclear-industrial-base/

  Ensuring National Security and Economic Resilience Through Section 232 Actions on Processed Critical Minerals and Derivative Products5
  Immediate Measures to Increase American Mineral Production6
  Declaring a National Energy Emergency7
  Unleashing American Energy8

Purpose of the Executive Orders

The collective purpose of these Executive Orders is to squarely focus the U.S. on energy independence and security.  To achieve this, the U.S. Administration is prioritizing nuclear energy and the nuclear supply chain, with particular emphasis on domestic aspects of the supply chain.

Accelerating domestic production of critical minerals, including uranium, is essential to achieving energy security.  Without a secure, steady supply of uranium, the nuclear renaissance will stall.  Given the current global supply deficit in uranium, these policies will only serve to dramatically increase the global demand for uranium, thereby exacerbating the existing supply deficit.

AI Arms Race

The AI arms race kicked into high gear earlier this year with the announcement of China's DeepSeek AI engine.  While the success of DeepSeek caught many off-guard, it had the effect of boosting global interest in AI and accelerating investment in data centres and development of AI engines.  The insatiable demand for electricity to power these AI ambitions has focused countries on the benefits of nuclear energy to underpin these ambitions.

The U.S., in particular, has now focused its policy initiatives on nuclear energy as a way to ensure that it wins the AI arms race.

Pine Ridge Uranium Project

Snow Lake's Pine Ridge Uranium Project ("Pine Ridge") is an advanced In-Situ Recovery (ISR) uranium project located in the southwestern Powder River Basin of Wyoming, the premier U.S. uranium basin.  Historically, the Powder River Basin is the most significant area for uranium production in the U.S. primarily via ISR production methods.

Pine Ridge is surrounded by existing uranium projects held by UEC and Cameco and is also located only ~15km from Cameco's Smith Ranch Mill which has licensed capacity of 5.5Mlbs U3O8 p.a.  The Smith Ranch mill is one of the largest uranium production facilities in the U.S.

Pine Ridge is held by Snow Lake and Global Uranium and Enrichment Limited ("GUE") in a 50/50 joint venture (the "Joint Venture").

5 https://www.whitehouse.gov/presidential-actions/2025/04/ensuring-national-security-and-economic-resilience-through-section-232-actions-on-processed-critical-minerals-and-derivative-products/

6 https://www.whitehouse.gov/presidential-actions/2025/03/immediate-measures-to-increase-american-mineral-production/

7 https://www.whitehouse.gov/presidential-actions/2025/01/declaring-a-national-energy-emergency/

8 https://www.whitehouse.gov/presidential-actions/2025/01/unleashing-american-energy/

Pine Ridge is a uranium project of potential significant scale with a large JORC 2012 exploration target.  For more information on this exploration target, please refer to GUE's website9.  Pine Ridge has been significantly de-risked through historic drilling and has an ideal geological foundation to be developed into a production asset.

In summary, Pine Ridge holds the potential to contribute to the U.S. Administration's policies of accelerating domestic production of uranium.

Pine Ridge - 2025 Exploration Program

The Joint Venture has consolidated the existing historical data on the project area and integrated it with available public information from nearby projects to develop a 3D model of the known mineralization and potential mineralisation.  The results of this data compilation and evaluation led to the staking of an additional 937 claims at Pine Ridge, and increasing the Joint Venture's landholding, to a total of approximately 15,130 ha (37,387 acres).

In addition, the understanding and results from the data compilation and geological review have guided the prioritisation of drill targets in the area, with approximately 38,000m (125,000 ft) of drilling to be completed inside these areas during the initial exploration program.

Historically, Conoco drilled 765 holes, and Stakeholder Energy drilled an additional 449 holes, into the project area.  Their drill campaigns were primarily designed to continue building on the geologic understanding of the project while testing key areas for uranium potential.  The results from these drill campaigns allowed Stakeholder to develop a model that included 335 km of redox boundaries hosted in stacked horizons within the Tertiary sandstones.  This interpretation is further supported by adjacent, ISR properties with published resources.

Uranium Enrichment - A Critical Uranium Supply Chain Bottleneck

Uranium Enrichment

Uranium must be enriched in order to be fabricated into fuel for nuclear reactors.  Global uranium enrichment is dominated by companies outside of the U.S.  Accordingly, the Nuclear Executive Orders are designed to support the development and expansion of domestic uranium enrichment capacity.

Ubaryon Enrichment Technology

Snow Lake holds a 19.9% interest in GUE, our 50/50 joint venture partner in Pine Ridge.  In turn, GUE is the single largest shareholder of Ubaryon Pty Ltd ("Ubaryon"), a private Australian company, developing a next-generation uranium enrichment technology based on the chemical separation of uranium isotopes.

In May 2025, Ubaryon signed a non-binding Term Sheet with Urenco, a global uranium enrichment company, to form a strategic partnership.  The agreement was reached after a comprehensive process involving a targeted group of potential investors and partners, conducted within the controls of the security legislation that Ubaryon's technology is regulated by.  Under the terms of the agreement, Urenco will invest a total of A$5.0 million in Ubaryon over the next 3 years for a 13% stake in Ubaryon.

9 https://globaluranium.com.au

Urenco is an international supplier of enrichment services with sustainability at the core of its business.  Operating in the nuclear fuel supply chain for 50 years, Urenco has its head office near London, UK, and enrichment facilities in Germany, the Netherlands, the UK and the USA.  Urenco's commitment, coming after detailed due diligence, validates GUE's historical investment in Ubaryon, and significantly de-risks the business, thereby enhancing GUE's exposure to midstream nuclear fuel supply chains.

About Snow Lake Resources Ltd.

Snow Lake Resources Ltd., d/b/a Snow Lake Energy, is a Canadian mineral exploration company listed on Nasdaq:LITM, with a global portfolio of critical mineral and clean energy projects.  The Pine Ridge Uranium project is an exploration stage project located in Wyoming, United States, and the Engo Valley Uranium Project is an exploration stage project located in the Skeleton Coast of Namibia.  Snow Lake also holds a portfolio of additional exploration stage critical minerals projects located in Manitoba.  Learn more at www.snowlakeenergy.com.

Forward-Looking Statements: This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the "safe harbor" provisions under the Private Securities Litigation Reform Act of 1995 that are subject to substantial risks and uncertainties.  All statements, other than statements of historical fact, contained in this press release are forward-looking statements, including without limitation statements with regard to Snow Lake Resources Ltd.  We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us.  Forward-looking statements contained in this press release may be identified by the use of words such as "anticipate," "believe," "contemplate," "could," "estimate," "expect," "intend," "seek," "may," "might," "plan," "potential," "predict," "project," "target," "aim," "should," "will," "would," or the negative of these words or other similar expressions, although not all forward-looking statements contain these words.  Forward-looking statements are based on Snow Lake Resources Ltd.'s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict.  Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. Some of these risks and uncertainties are described more fully in the section titled "Risk Factors" in our registration statements and annual reports filed with the Securities and Exchange Commission.  Forward-looking statements contained in this announcement are made as of this date, and Snow Lake Resources Ltd. undertakes no duty to update such information except as required under applicable law.

Contact and Information Frank Wheatley, CEO	Investor Relations Investors: ir@snowlakelithium.com Website: www.snowlakeenergy.com	Follow us on Social Media Twitter: www.twitter.com/SnowLakeEnergy LinkedIn: www.linkedin.com/company/snow-lake-energy